Exhibit (a)(1)(E)

Supplement to Offer to Purchase

All Outstanding Shares of Common Stock

of

JOUNCE THERAPEUTICS, INC.

At

$1.85 per Share in Cash, Plus One Non-Transferable Contractual Contingent Value Right

for Each Share (“CVR”), Which Represents the Right to Receive One or More Payments in Cash,

Contingent upon Receipt of Proceeds from Disposition of CVR Products during the Disposition Period and

Occurrence of Certain Other Events Described in the CVR Agreement

by

CONCENTRA MERGER SUB, INC.

a wholly owned subsidiary of

CONCENTRA BIOSCIENCES, LLC

and

TANG CAPITAL PARTNERS, LP

and

TANG CAPITAL MANAGEMENT, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

6:00 P.M. EASTERN TIME ON MAY 3, 2023,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Concentra Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), hereby supplements and amends its Offer to Purchase, dated April 5, 2023 (the “Original Offer to Purchase”) and supplements its Amended and Restated Offer to Purchase, dated April 24, 2023 (the “Amended and Restated Offer to Purchase”). The Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Jounce Therapeutics, Inc., a Delaware corporation (“Jounce”), at a price of $1.85 in cash per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Cash Consideration”), plus one non-transferable contractual contingent value right per Share (each, a “CVR,” and each CVR together with the Cash Consideration, the “Offer Price”), all upon the terms and subject to the conditions described in (i) the Original Offer to Purchase, (ii) the Amended and Restated Offer to Purchase and (iii) this supplement thereto (this “Supplement”) (such Original Offer to Purchase, as amended and restated by the Amended and Restated Offer to Purchase and as further amended and supplemented by this Supplement, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) (which collectively constitute the “Offer”). The obligations of Parent under the Merger Agreement have been guaranteed by Tang Capital Partners, LP, a Delaware limited partnership (“TCP”) and sole member of Parent, pursuant to an equity commitment and guarantee letter, dated as of March 26, 2023, subject to the terms and conditions set forth therein (the “Equity Commitment and Guarantee Letter”). Tang Capital Management, LLC, a Delaware limited liability company (“TCM”), is the sole manager of Parent and the general partner of TCP. Accordingly, TCP and TCM are considered co-offerors in the Offer. As co-offerors, TCP and TCM accept joint responsibility for the accuracy of the disclosures made in this Supplement. Unless the context otherwise requires, capitalized terms used in this Supplement but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

This Supplement is being provided to Jounce stockholders to revise and clarify certain disclosures set forth in the Original Offer to Purchase.

As noted below in the discussion of the CVR Payments, there is a risk that you may receive no payments under the CVR. Therefore, in making a decision to tender your shares, you should understand that it is possible that the CVR does not generate any payments and the only consideration that you will receive from the Offer is the $1.85 per share that is being offered as the cash consideration under the Offer. On April 21, 2023, the closing price of Jounce common stock as reported on Nasdaq was $1.91 per share, which is higher than the $1.85 per share of cash consideration.

CVR Payments

The Original Offer to Purchase contained prominent disclosure regarding the potential payments that could be made with respect to the CVRs. The Amended and Restated Offer to Purchase provides additional information with respect to the two sets of scenarios which could result in payments being made with respect to the CVRs, clarifies the nature and risks of the CVRs, and provides a description of what constitutes Commercially Reasonable Efforts (as defined in the CVR Agreement) under the CVR Agreement, as set forth below:

It is currently anticipated that an aggregate of approximately 60,142,046 CVRs will be issued, representing one CVR to be issued as part of the consideration for each of the issued and outstanding Shares, as well as for each share of common stock underlying outstanding Company RSUs and Company Stock Options. The CVRs are general unsecured obligations of the Company and represent the contractual right to receive certain contingent cash payments that may become payable in two sets of circumstances: (1) Lease Savings (as defined below); and (2) Dispositions, each as detailed below. With respect to the Lease Savings provision, only CVRs issued in respect of shares of Jounce Common Stock, Jounce RSUs and In-the Money Options are entitled to receive payments under this provision. We estimate that a total of 6,759,513 CVRs issued in respect of shares of Underwater Options (as defined in the Merger Agreement) will not be entitled to receive CVR Payments under the Lease Savings provision. The Lease Savings and Dispositions provisions of the CVRs are as follows:

•

Lease Savings: Only with respect to CVRs originally issued in respect of shares of Company Common Stock, Company RSUs and In-the-Money Options (each as defined in the Merger Agreement), if, during the Pre-Closing Period (as defined in the Merger Agreement), Jounce is able to terminate, amend, modify or replace any of its existing leases such that it results in a lower liability than the original aggregate lease liability of $12,600,000, the difference in lease liabilities (the “Lease Savings”) will be paid out under such CVRs, subject to an offset (if any) described in the next sentence (“Lease CVR Payments”). The amount of Lease Savings will be offset by the amount of any shortfall where the amount of Company Net Working Capital (as defined in the Merger Agreement) at Closing (as determined in accordance with the Merger Agreement) is below $110 million. In Jounce’s most recent Schedule 14D-9/A, also filed on April 24, 2023, Jounce disclosed that on April 19, 2023, Jounce executed a non-binding agreement in principle with its landlord with respect to the early termination of its lease for its headquarters (the “Early Termination”). Jounce also disclosed that, pursuant to the non-binding agreement in principle, if the proposed Early Termination is consummated prior to the consummation of the Offer, the revised lease liabilities would be $5,250,000. So using this information to create an illustrative example, if revised leases had an aggregate liability of $5,250,000 and assuming there was no Company Net Working Capital shortfall, then the amount of Lease Savings would be $7,350,000 ($12,600,000 minus $5,250,000), which would be paid out to the qualified CVR holders, which we estimate would result in Lease CVR Payments of approximately $0.1377 per CVR. Furthermore, if at Closing there was Company Net Working Capital (not taking into account the Lease Savings) of only $108,000,000 rather than $110,000,000, then the Company Net Working Capital shortfall of $2,000,000 (calculated by subtracting $108,000,000 from $110,000,000) would then offset the $7,350,000 in Lease Savings. The resulting amount of $5,350,000 (calculated by subtracting the $2,000,000 shortfall from the $7,350,000 of Lease Savings) would be paid out to the qualified CVR holders, which we estimate would result in Lease CVR Payments of approximately $0.1002 per CVR. As another hypothetical example, if the revised lease liabilities were reduced to zero and there was no Company Net Working Capital shortfall, then the Lease Savings would be the maximum achievable amount of $12,600,000, or approximately $0.2360 per CVR. However, each example above is an illustration and is not intended to suggest that any of these amounts will be achieved. If either there is no achievement of Lease Savings or, to the extent that any Company Net Working Capital shortfall (not taking into account the Lease Savings) exceeds the amount of the Lease Savings, if any, there would be no CVR Proceeds under this provision. In addition, in the event that the Company Net Working Capital shortfall (not taking into account the Lease Savings) exceeds the amount of the Lease Savings, one of the conditions to the Offer would not be satisfied. Accordingly, in making a decision to tender your shares, you should understand that it is possible that there will be no Lease CVR Payments.

•

Dispositions: 80% of the Net Proceeds (as defined in the CVR Agreement) in the case of a sale, transfer, license or other disposition by Parent or any of its Affiliates (as defined in the Merger Agreement), including Jounce (after the Merger), during Disposition Period (as defined in the Merger Agreement), of all or any part of the CVR Products (as defined in the Merger Agreement) (“Disposition CVR Payments”).

With respect to payments made in connection with Disposition CVR Payments, it is not practicable to quantify an approximate amount expected to be distributed. Any Disposition CVR Payments would be calculated and payable based on a distribution of Net Proceeds from Dispositions and we cannot predict whether Dispositions will occur at all, or at what price they may be effected. Net Proceeds would depend upon various unknown factors, including market conditions, the identification of potential acquirers, the conclusions reached by potential acquirers after conducting due diligence with respect to the assets and Jounce’s ability to negotiate and consummate Dispositions with such third parties. In connection with the Offer, none of the co-offerors conducted a valuation of Jounce assets subject to potential Dispositions under the CVRs, engaged any independent valuation firm to conduct an analysis of the potential value of such assets or received any material non-public information assessing the value of Jounce assets to be covered by the CVRs. Accordingly, in making a decision to tender your shares in the Offer, you should understand that there is no reliable estimate of the amount of Net Proceeds, if any, can be expected from Dispositions, and therefore it is possible no Disposition CVR Payments will be paid.

During the Disposition Period, Parent has agreed to, and has agreed to cause its affiliates, licensees and rights transferees to, use Commercially Reasonable Efforts (as defined in the CVR Agreement) to enter into one or more Disposition Agreements (as defined in the CVR Agreement) as promptly as practicable after the Effective Time (as defined in the Merger Agreement). Such Commercially Reasonable Efforts include among other things, the expenditure of $713,000.00 in Disposition business development efforts related to effecting the sale of CVR Products, costs associated with maintenance of the CVRs and maintenance and prosecution of the intellectual property relating to CVR Products; driving business development related initiatives incorporating the latest internal and market available data on CVR Products; continuing the Clinical Protocol Compliance and CMC activities (as such terms are defined in the CVR Agreement); and retaining a consultant to assist with activities related to maintaining and preserving CVR Products and assisting with Disposition-related business development activities. Commercially Reasonable Efforts, however, will not include, among other actions, pursuing new clinical, manufacturing or enabling work with respect to the further clinical or commercial development of any CVR Products and such actions are not a factor in effecting the Dispositions.

In addition, the Amended and Restated Offer to Purchase provides clarifying changes to reflect that Parent’s obligations under the Merger Agreement (exclusive of those related to the CVRs) are guaranteed by TCP pursuant to the Equity Commitment and Guarantee Letter.

Jounce Material Adverse Effect

Section 13 of the Original Offer to Purchase contained disclosure relating to the circumstances under which Purchaser would not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, subject to the terms of the Merger Agreement, may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer, notwithstanding any other term of the Offer or the Merger Agreement. One such circumstance is, since the date of the Merger Agreement, the occurrence of any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Jounce Material Adverse Effect. The Amended and Restated Offer to Purchase provides additional information with respect to a Jounce Material Adverse Effect, as set forth below:

For purposes of Section 13 of the Offer to Purchase only, a “Jounce Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that: (i) is or would reasonably be expected to be materially adverse to the financial condition of Jounce and its subsidiaries, taken as a whole or (ii) materially impairs the ability of Jounce to consummate, or prevents or materially delays, the Offer, the Merger or any of the other Transactions or would reasonably be expected to do so. Solely with respect to the foregoing clause (i) of the definition of “Jounce Material Adverse Effect,” a Jounce Material Adverse Effect does not include or take into account any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from:

(i) general business, political or economic conditions generally affecting the industry in which Jounce and its subsidiaries operate or the U.S. or global economy as a whole;

(ii) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes, weather conditions, or other natural disasters, health emergencies, including epidemics and pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions;

(iii) general conditions in and changes in financial, banking or securities markets or other force majeure events;

(iv) any change in the stock price or trading volume of the Shares or the suspension of trading in or delisting of Jounce’s securities on the Nasdaq (it being understood, however, that any event, change, circumstance, occurrence, effect or state of facts causing or contributing to any change in stock price or trading volume of the Shares or the suspension of trading in or delisting of Jounce’s securities on the Nasdaq may be taken into account in determining whether a Jounce Material Adverse Effect has occurred, unless such event, change, circumstance, occurrence, effect or state of facts are otherwise excepted from the definition of Jounce Material Adverse Effect);

(v) the failure of Jounce to meet internal or public expectations, estimates or projections or the results of operations of Jounce;

(vi) any changes in or affecting clinical trial programs or studies conducted by or on behalf of Jounce or its subsidiaries, including any adverse data, event or outcome arising out of or related to any such programs or studies;

(vii) any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP);

(viii) the execution, announcement or performance of the Merger Agreement or the pendency of the Transactions, including the loss of employees, suppliers or customers (including customer orders or contracts), or resulting or arising out of the execution, announcement, performance or termination of the Redx Transaction Documents (as defined in the Merger Agreement) or the respective transactions contemplated thereby;

(ix) the transactions contemplated by the CVR Agreement;

(x) any stockholder litigation or other claims or obligations arising from or relating to the Redx Transaction Documents or the respective transactions contemplated thereby, the Merger Agreement or the Transactions and/or relating to a breach of the fiduciary duties of the Jounce Board to Jounce’s stockholders under applicable law;

(xi) the taking of any action required or permitted to be taken by the Merger Agreement or the taking of any action requested by Parent to be taken pursuant to the terms of the Merger Agreement to the extent taken in accordance with such request; or

(xii) any changes (including changes in value) to, impact on or the general condition of, the CVR Products;

except in each case, with respect to clauses (i) through (iii), to the extent disproportionately affecting Jounce and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Jounce and its subsidiaries operate.

Conditions to the Offer

Section 13 of the Original Offer to Purchase contained disclosure indicating that the conditions described therein are in addition to, and not a limitation of, the right of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement, and cross-referenced Section 11 of the Original Offer to Purchase, which described such conditions and termination rights. The Amended and Restated Offer to Purchase specifically discloses such conditions and termination rights in Section 13 of the Offer to Purchase, as set forth below:

The conditions described in Section 13 of the Offer to Purchase are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to such condition, in whole or in part at any applicable time or from time to time in their sole discretion. Such conditions are in addition to, and not a limitation of, the right of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement. Such conditions and rights of termination are summarized as follows:

Conditions to Each Party’s Obligation to Effect the Merger. The obligation of Jounce, Parent and Purchaser to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable legal requirements, waiver at or prior to the Effective Time of the following conditions:

(i) there must not have been any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and there must have been no law enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any such case, would prohibit or make illegal the consummation of the Merger; and

(ii) Purchaser must have purchased all Shares validly tendered (and not withdrawn) pursuant to the Offer.

Termination. The Merger Agreement may be terminated prior to the Effective Time as follows:

(i) by mutual written consent of Parent and Jounce;

(ii) by either Parent or Jounce if (A) the Acceptance Time shall not have occurred on or before 90 days following the date of the Merger Agreement (the “Outside Date”) or (B) the Offer shall have expired or been terminated in accordance with its terms and in accordance with the Merger Agreement without Purchaser having purchased any Shares pursuant thereto (an “Outside Date Termination”); provided, that this right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill in any material respect any of its obligations under the Merger Agreement has been the primary cause of, or the primary factor that resulted in, the event specified in either of the foregoing clauses (A) or (B);

(iii) by either Parent or Jounce, if any court of competent jurisdiction or other governmental entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable;

(iv) by Parent at any time prior to the Acceptance Time, if Jounce shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of Jounce shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the scheduled Expiration Date (A) would result in the failure of an Offer Condition to be satisfied and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Jounce of such breach or failure (a “Jounce Breach Termination”); provided, that Parent shall not have this right to terminate the Merger Agreement if Parent or Purchaser is then in material breach of any of its covenants or agreements set forth in the Merger Agreement;

(v) by Jounce, prior to the Acceptance Time, if Parent or Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of Parent or Purchaser shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the scheduled Expiration Date (A) would result in a Parent Material Adverse Effect (as defined in the Merger Agreement) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Parent of such breach or failure; provided, that Jounce shall not have this right to terminate the Merger Agreement if it is then in material breach of any of its covenants or agreements set forth in the Merger Agreement; or

(vi) by Jounce, prior to the Acceptance Time, in order to accept a Superior Proposal (as defined below) (a “Superior Proposal Termination”).

All conditions (except for the Minimum Condition or the condition with respect to the termination of the Merger Agreement in accordance with its terms) may be waived by Parent or Purchaser in their sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

If you have not previously tendered Shares and you wish to tender all or any portion of your Shares, you should follow the instructions described in Section 3 of the Original Offer to Purchase. You may tender your Shares using the Letter of Transmittal included with the Original Offer to Purchase, and following the procedures for tendering Shares set forth in the Original Offer to Purchase and the Letter of Transmittal. If you intend to tender your shares, you should do so well in advance of 6:00 p.m. Eastern Time on May 3, 2023, when the Offer is scheduled to expire.

Except as otherwise set forth in this Supplement or in the Amended and Restated Offer to Purchase, the terms and conditions set forth in the Original Offer to Purchase are applicable in all respects to the Offer. The information set forth above should be read in conjunction with the Original Offer to Purchase and the Amended and Restated Offer to Purchase, including the documents incorporated by reference therein, and the Letter of Transmittal. Where information in the Original Offer to Purchase is in conflict with or is supplemented or replaced by information in this Supplement and/or in the Amended and Restated Offer to Purchase, the information provided in this Supplement and/or in the Amended and Restated Offer to Purchase governs.

Concentra Merger Sub, Inc.

Concentra Biosciences, LLC

Tang Capital Partners, LP

Tang Capital Management, LLC

April 24, 2023

The Depositary and Paying Agent for the Offer Is:

By Mail:	If Delivering via UPS, FedEx or Courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street Canton, Ma 02021

Morrow Sodali LLC (the “Information Agent”) may be contacted at its address and telephone number listed below for questions and/or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Such copies will be furnished promptly at Purchaser’s expense.

The Information Agent for the Offer Is:

509 Madison Avenue

Suite 1206

New York, NY 10022

Banks and Brokers Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

E-mail: JNCE@investor.morrowsodali.com